Exhibit 99.23

LAKE SHORE GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)
(Unaudited)

As at	June 30, 2010	December 31, 2009

Assets
Current
Cash and cash equivalents	$69,929	$132,920
Exploration advances and other receivables	4,161	3,810
	74,090	136,730
Investments in public companies notes 3 and 5	5,889	1,145
Restricted cash note 4	4,881	4,766
Property, plant and equipment (net of accumulated amortization) note 6	41,469	28,723
Resource properties and deferred exploration note 7	903,416	849,193
	$1,029,745	$1,020,557
Liabilities
Current
Accounts payable and accrued liabilities	$15,024	$19,352
Current portion of capital lease obligations note 8	4,822	3,119
	19,846	22,471
Capital lease obligations note 8	8,793	5,764
Asset retirement obligations note 9	1,814	1,728
Future income tax liabilities note 10	156,939	152,975
	167,546	160,467
Shareholders’ Equity
Share capital note 11(b)	839,153	827,795
Contributed surplus note 11(e)	24,425	25,940

Accumulated other comprehensive income note 11(h)	9	26
Deficit	(21,234)	(16,142)
	(21,225)	(16,116)
	842,353	837,619
	$1,029,745	$1,020,557

Commitments notes 10 and 11

Subsequent event notes 1 and 15

See accompanying notes to consolidated financial statements

Approved by the Board

[signed by Alan Moon]	[signed by Arnold Klassen]

Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Expenses
Corporate costs note 11(d)	$2,504	$1,444	$4,568	$2,980
General exploration note 11(d)	228	132	497	379
Shareholder information	139	132	261	209
Travel	164	97	267	254
Legal and accounting	271	105	399	185
Net (gain) loss on equity investments note 5	(12)	—	68	—
Loss on sale of / write-off of resource properties and deferred exploration notes 5 and 7	471	—	471	170
Depreciation of property, plant and equipment	49	51	98	120
Accretion of asset retirement obligations note 9	43	36	86	73
Loss before the undernoted	$(3,857)	$(1,997)	$(6,715)	$(4,370)

Interest expense note 10	(58)	(20)	(140)	(46)
Interest and other income note 5	222	70	375	228
Loss before income taxes	$(3,693)	$(1,947)	$(6,480)	$(4,188)

Recovery of income taxes note 10	907	498	1,411	1,008
Net loss for the period	$(2,786)	$(1,449)	$(5,069)	$(3,180)

Deficit, beginning of period	(18,448)	(20,008)	(16,142)	(18,277)
Loss on issuance of treasury shares note 11 (b)	—	—	(23)	—
Deficit, end of period	$(21,234)	$(21,457)	$(21,234)	$(21,457)

Net loss per share - basic and diluted note 11(g)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Weighted-average number of shares outstanding (000’s)	349,119	212,915	347,994	199,587

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Net loss for the period	$(2,786)	$(1,449)	$(5,069)	$(3,180)
Other comprehensive loss:
Unrealized loss on available-for-sale investments, net of tax	(139)	—	(17)	—
Comprehensive loss for the period	$(2,925)	$(1,449)	$(5,086)	$(3,180)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Operating Activities

Net loss for the period	$(2,786)	$(1,449)	$(5,069)	$(3,180)
Recovery of income taxes	(907)	(498)	(1,411)	(1,008)
Stock-based compensation	720	284	1,376	600
Shares issued for services	—	—	65	—
Loss on sale of / write-off of resource properties and deferred exploration	471	—	471	170
Net loss on equity and warrant investments	(103)	—	(22)	—
Depreciation of property, plant and equipment	49	51	98	120
Accretion of asset retirement obligations	43	36	86	73
	$(2,513)	(1,576)	$(4,406)	(3,225)
Change in non-cash operating working capital items:
(Decrease) increase in exploration advances and other receivables	$(550)	(289)	$(751)	543
(Increase) decrease in accounts payable and accrued liabilities	(380)	1,186	284	3,054

Cash (used in) provided by operating activities	$(3,443)	(679)	$(4,873)	372

Investing Activities

Restricted cash	—	—	(115)	(206)
Investment in public companies notes 3 and 5	(200)	—	(500)	—
Additions to property, plant and equipment	(4,162)	(2,037)	(7,588)	(2,855)
Resource properties and deferred exploration expenditures	(25,692)	(21,864)	(55,800)	(46,122)

Cash used in investing activities	$(30,054)	$(23,901)	$(64,003)	$(49,183)

Financing Activities
Proceeds from public offering / private placement (net of share issue costs)	—	—	7,152	57,003
Exercise of stock options and warrants	934	913	1,836	913
Payment of capital lease obligations	(1,649)	(365)	(3,103)	(601)

Cash (used in) provided by financing activities	$(715)	$548	$5,885	$57,315

(Decrease) increase in cash and cash equivalents during the period	$(34,212)	(24,032)	$(62,991)	8,504
Cash and cash equivalents at beginning of period	104,141	117,855	132,920	85,319
Cash and cash equivalents at end of period	$69,929	$93,823	$69,929	$93,823

Supplemental cash flow information note 13

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2009. These interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles and accordingly should be read in conjunction with the 2009 annual consolidated financial statements and the notes thereto.

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is engaged in the exploration and development of gold properties in Northern Ontario and Quebec. The Company has identified economically recoverable reserves on one of its properties which is in the advanced exploration stage and has not determined whether the other exploration properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for resource properties and deferred exploration is dependent upon the discovery of economically recoverable reserves on the other exploration properties and on attaining future profitable production from its advanced exploration property.

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. On July 28, 2010, the Company signed a term sheet with UniCredit Bank AG (“UniCredit”) for a three-year, corporate revolving credit facility of up to US$50 million (note 15). Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. Management is of the opinion that additional financing is available and may be sourced in time to allow the Company to continue its planned activities in the normal course. However, there is no assurance it will be able to raise funds in the future.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The Company has developed a plan for IFRS convergence and has started the implementation process. The Company has selected the IFRS 1 exemptions to use in the implementation; detailed analysis of the differences between IFRS and the Company’s accounting policies is in progress. Training for key employees will continue throughout the implementation. The Company estimates the most significant differences would be in resource properties and future income taxes, share capital and opening deficit at January 1, 2010.

3. FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at June 30, 2010 and December 31, 2009 are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

	June 30,	December 31,
	2010	2009
Financial Assets
Held-for-trading, measured at fair value*
Cash and cash equivalents	$69,929	$132,920
Restricted cash	4,881	4,766
Warrants of public companies note 5	1,265	—
	$76,075	$137,686

Loans and receivable, measured at amortized cost
Exploration advances and other receivables	$4,161	$3,810

Available-for-sale, measured at fair value
Investments in public companies	$411	$245

Financial Liabilities
Other liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$15,024	$19,352

*                            The above were designated as held for trading upon initial recognition

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	June 30, 2010	December 31, 2009
As at	Level 1	Level 1

Cash and cash equivalents	$69,929	$132,920
Investments in public companies	$411	$245

	Level 2	Level 2

Warrants of public companies note 5	$1,265	$0

On May 6, 2010, the Company acquired 1,000,000 units, consisting of one common share and a half common share purchase warrants of Adventure Gold Inc. (“Adventure Gold”) for $200, representing 0.03% of the outstanding common shares of Adventure Gold. The warrants are exercisable into common shares of Adventure Gold at a price of $0.27 for two years from the date of acquisition. In connection with the above transaction, the Company, RT Minerals Corp. (“RT Minerals”), a company in which Lake Shore Gold has a 19.29 % interest as at June 30, 2010, and Adventure Gold entered into an option agreement, which provides the Company with certain rights, including right of first refusal of all future production financing, debt financing or equity financing by RT Mineral or Adventure Gold pertaining to the Meunier 144 property, which is contiguous to the west boundary of the Company’s Timmins Mine Project, and options to acquire a 10% interest in that property.

Warrants of Adventure Gold received by the Company were valued at $37, with the difference from cash paid of $200 being the value of the Company’s investment in Adventure Gold (1,000,000 common shares valued at $163). The value of warrants ($0.07 per warrant) was determined using the Black-Scholes option pricing model (Level 2 inputs), using the following assumptions: no dividends are to be paid; volatility of 107%; risk free interest rate of 1.19%; and expected life of 2 years. The warrants are considered

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

derivatives and will be marked to market each period end with changes on the value charged to the statement of loss and deficit.

The Company does not have Level 3 inputs.

4. RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties ($4,252) and other letters of credit issued under various agreements ($629). During the three and six months ended June 30, 2010, the Company issued letters of credit for $Nil and $115, respectively (same periods 2009 — $Nil and $206, respectively). These funds are restricted and not available for current operations.

5. EQUITY INVESTMENTS

Investment in RT Minerals

On January 6, 2010, the Company acquired 1,500,000 units (“Units”), consisting of one common share and one common share purchase warrants of RT Minerals, for $300 bringing the Company’s investment in RT Minerals to 26% of the outstanding common shares (the Company had previously acquired 6,000,000 Units on December 31, 2009 for $900). The Company’s share on the net book value of RT Minerals at January 6, 2010 is $617; the difference between the fair value of shares received of $866 (see below) and net book value of RT Minerals at January 6, 2010 has been allocated to the resource property balances of RT Minerals. During the quarter ended June 30, 2010, the Company’s interest on RT Minerals decreased to 19.29%, due to the Company not participating in a share issuance by RT Minerals during the period.

The cash paid of $1,200 was prorated between the shares and warrants of RT Minerals received by the Company, respectively $866 and $334. The value of warrants was determined using the Black-Scholes option pricing model (Level 2 inputs) with the following assumption: no dividends are to be paid; volatility of 40%; risk free interest rate of 1.41; and expected life of 2 years. The warrants are considered derivatives and will be marked to market each period end with changes on the value charged to the statement of loss and deficit. The Company recorded a loss on warrants of $191 from date of transaction to June 30, 2010.

The Company accounts for the investment under the equity method of accounting; the carrying value of the investment on RT Minerals at June 30, 2010 is $819; for the six month ended June 30, 2010, the investment decreased by $47, of which $194 is the Company’s share of the net losses of RT Minerals for the period, net of a $147 dilution gain recorded in the second quarter of 2010. The investment on RT Minerals increased by $35 on the second quarter of 2010 ($147 dilution gain and $112 the Company’s share of the net losses of RT Minerals for the period).

Investment in Northern Superior Resources Inc.

On May 27, 2010, the Company signed an agreement with Northern Superior Resources Inc. (“Northern Superior”), for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. The Company received in consideration 25,000,000 common shares of Northern Superior and 12,500,000 commons share purchase warrants (exercisable each for one common share of Northern Superior at $0.30 to May 27, 2015; the Company is required to exercise the warrants within 30 days after the weighted average closing price of Northern Superior for twenty consecutive trading days reaches at least $0.35). The Company also received an assignable 2% Net Smelter Royalty (“NSR”) on all

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000. Starting from January 1, 2010 all expenditures on the property are the responsibility of Northern Superior.

The shares and warrants of Northern Superior received by the Company were valued at $3,413 and $803 respectively. The Company recorded a loss of $471 on the transaction, offset by a future income tax recovery of $585 (the Company and Northern Superior signed a tax election form which allowed the Company to keep the tax accumulated Canadian exploration expenditures related to the property). The value of warrants was determined using the Monte-Carlo simulation pricing model (Level 2 inputs), using a volatility of 150%; risk free interest rate of 2.8%; and expected life of 5 years. The warrants are considered derivatives and will be marked to market each period end with changes on the value charged to the statement of loss and deficit. The Company recorded a gain on warrants of $282 from date of transaction to June 30, 2010.

At May 27, 2010, the Company’s investment in Northern Superior is $3,416 (25,075,000 common shares of Northern Superior, or 19.89% of issued and outstanding common shares of Northern Superior — 25,000,000 received on the sale of the Ti-pa-haa-kaa-ning property and 75,000 previously owned valued at $3). The Company’s share on the net book value of Northern Superior at the date of the transaction is $2,945 (“NBV”); the difference between the investment of $3,413 and the NBV of Northern Superior at that date will be allocated to the Northern Superior resource properties. The Company accounts for the investment under the equity method of accounting, as it has representation on the Board of Directors of Northern Superior under the terms of the sale agreement; the investment in Northern Superior as of June 30, 2010 was $3,394, including the Company’s share of $22 of the net losses of Northern Superior since the closing date.

6. PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment at June 30, 2010 are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Office equipment	$213	$100	$113
Computer equipment	1,321	610	711
Mining and milling equipment	46,173	5,528	40,645
	$47,707	$6,238	$41,469

As at December 31, 2009:

	Cost	Accumulated Amortization	Net Book Value
Office equipment	$213	$78	$135
Computer equipment	1,271	436	835
Mining and milling equipment	31,072	3,319	27,753
	$32,556	$3,833	$28,723

Mining equipment at June 30, 2010, includes costs of $19,122 and accumulated depreciation of $1,871 (December 31, 2009, $12,174 and $1,059 respectively) of capital equipment and vehicles under capital lease (note 8). The depreciation of equipment used in the exploration activities is capitalized in resource properties and deferred exploration ($1,304 and $2,307 capitalized for the three and six months ended June 30, 2010, and $546 and $1,006 respectively for the same periods in 2009).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

7. RESOURCE PROPERTIES AND DEFERRED EXPLORATION

For the six months period ended June 30, 2010:

			Thunder Creek
			& acquired
			West Timmins
	Timmins Mine	Bell Creek	Canadian			Mexican
	Project	Properties	Properties	Casa Berardi	Other(1)	Properties	Total
Balance, beginning of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193
Property acquisition, assessment and maintenance	6	206	3,746	41	1	747	4,747
Bell Creek mill	—	8,797	—	—	—	—	8,797
Analytical	38	329	146	40	—	24	577
Geology	50	104	78	8	13	189	442
Drilling	2,547	3,565	2,427	506	13	—	9,058
Project administration	15	59	151	25	—	14	264
Sale of resource property note 5	—	—	—	—	(4,687)	—	(4,687)
Advanced exploration	30,242	11,386	2,617	—	—	—	44,245
Pre-production revenue	(9,220)	—	—	—	—	—	(9,220)
Balance, end of period	$197,725	$114,141	$463,616	$2,711	$7,227	$117,996	$903,416

(1) Includes Blakelock $3,898; Abitibi $1,642; Bazooka $957; Miscellaneous $730.

For the year ended December 31, 2009:

			Thunder Creek
			& acquired West
			Timmins
	Timmins Mine	Bell Creek	Canadian			Mexican
	Project	Properties	Properties	Casa Berardi	Other(1)	Properties	Total
Balance, beginning of year	$123,062	$32,887	$3,375	$1,041	$11,743	—	$172,108
Property acquisition, assessment and maintenance	304	22,216	446,592	51	5	117,022	586,190
Bell Creek mill	—	12,120	—	—	—	—	12,120
Analytical	808	323	251	52	24	—	1,458
Geology	110	296	127	2	156	—	691
Drilling	4,476	6,674	2,709	884	57	—	14,800
Project administration	48	512	350	61	112	—	1,083
Write off of resource properties	—	—	—	—	(210)	—	(210)
Advanced exploration	51,334	14,667	1,047	—	—	—	67,048
Pre-production revenue	(6,095)	—	—	—	—	—	(6,095)
Balance, end of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193

(1) Includes Ti-paa-haa-kaaning $4,687; Blakelock $3,885; Abitibi $1,644; Bazooka $957; Miscellaneous $714.

The Company is carrying out an advanced exploration program on the Timmins Mine project and realized $9,220 of pre-production revenue from the gold sales in the first half of 2010 (year ended December 31, 2009 - $6,095).

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non- owned 49% interest in the Allerston properties and a 100% interest in certain other properties. The warrants expire on September 17, 2011 and are exercisable for common shares of the Company as follows: 75,000 at $4.75 per share and 438,000 at $3.70 per common share. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins Mining Inc. (“West Timmins”), in November 6, 2009.

On May 25, 2010, the Company issued 146,000 shares (valued at $450) to MacMillan Minerals Inc. (“MacMillan”), pursuant to an agreement between the Company and MacMillan whereby the Company accelerated the vesting of the 70% optioned interest in the La Violetta property (six concessions internal

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

and adjacent to the Company’s Montaña de Oro Property in Sonora and Sinaloa States, Mexico). West Timmins, the 100% owned subsidiary of the Company since November 6, 2009, was earning the interest in the La Violetta property pursuant to a 2007 Letter Agreement with MacMillan.

During the first quarter of 2010, the Company issued 27,613 shares (valued at $84) and 25,000 treasury shares (valued at $72) for the acquisition of some small properties in Ontario.

During the three and six months ended June 30, 2009, the Company wrote off $Nil and $170 of its resource properties and deferred exploration, representing the carrying value of certain non core properties. No properties were written off in the first six months of 2010.

8. CAPITAL LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2010 and 2013 with interest rates between 2.8% and 8.0%. Estimated minimum annual lease payments at June 30, 2010 and December 31, 2009 are as follows:

As at	June 30, 2010	December 31, 2009

2010	$2,613	$3,628
2011	5,026	2,754
2012	4,784	2,512
2013	2,249	1,073
Total minimum lease payments	$14,672	$9,967
Less: Amount representing interest	(1,057)	(1,084)
Present value of capital lease obligations	$13,615	$8,883
Less: Current portion	(4,822)	(3,119)
Non-current portion	$8,793	$5,764

9. ASSET RETIREMENT OBLIGATIONS

A summary of the changes in the asset retirement obligations for the six months ended June 30, 2010 and year ended December 31, 2009 is as follows:

	Six months ended	Year ended December
	June 30, 2010	31, 2009
Balance, beginning of year	$1,925	$1,461
Liability incurred on the Timmins West property	—	72
Liability incurred on the Bell Creek mine	—	49
Acquired with the Bell Creek West properties	—	197
Accretion expense	86	146
Total asset retirement obligations	$2,011	$1,925
Less current portion (included in accounts payable and accrued liabilities):	(197)	(197)
Long term asset retirement obligations	$1,814	$1,728

In view of the uncertainties concerning the future cost estimate, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts. Any future changes to the liability as a result of changes in regulations, laws or assumptions used would be recognized prospectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

10. FUTURE INCOME TAXES

In the first quarter of 2010, the Company renounced $21,232 and $3,965 in expenditures related to flow through funds raised respectively by Lake Shore Gold and West Timmins in 2009, which resulted in a $5,308 (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to future income tax liability. Of the expenditures renounced, $18,658 and $2,106 were spent on Canadian exploration expenditures (“CEE”) as at June 30, 2010, respectively by Lake Shore Gold and West Timmins. The Company and West Timmins have until December 31, 2010 to incur the remaining renounced and not incurred expenditures on eligible CEE. For the three and six months ended June 30, 2010, the Company and West Timmins incurred $26 and $17, respectively, and $55 and $33, respectively of interest expense on the remaining renounced and not incurred expenditures.

11. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) During the six months ended June 30, 2010 and year ended December 31, 2009, changes in issued share capital were as follows:

	Six months ended June 30, 2010		Year ended December 31, 2009
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of year	345,294,726	$827,795	175,354,885	$252,872
Public offering, net of share issue costs of $2,692*	—	—	37,232,056	57,995
Private placements, net of share issue costs of $332* (2009 - $ 671*)	1,273,036	7,282	20,553,929	92,329
Issued on acquisition of West Timmins Mining, net of share issue costs of $128*	—	—	103,951,125	399,045
Exercise of options (including transfer of $2,180; 2009 - $7,792 from contributed surplus)	1,218,780	3,476	4,308,792	12,389
Exercise of warrants (including transfer of $1,643; 2009-$1,473 from contributed surplus)	568,445	2,183	2,282,916	6,632
Renunciation of flow-through shares note 10	—	(5,308)	—	—
Treasury shares note 7	25,000	95	(25,000)	(95)
Issued as part of resource properties agreements and for services, net of share issue costs of $15* (2009 - $3*) note 7	1,248,464	3,630	1,636,023	6,628
Balance, end of period / year	349,628,451	$839,153	345,294,726	$827,795

* Share issue costs includes $116 (year ended December 31, 2009 - $1,266) adjustment for recovery of income tax.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7,614; total gross proceeds from the financing, including $8,000 (first tranche) received on December 29, 2009 were $15,614. The Company has until December 31, 2010 and 2011, respectively, to spend the money raised by issuing flow through shares respectively in the first and second tranche on CEE.

During the first half of 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded to Deficit. The Company no longer holds any treasury shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

c) Stock options

As at June 30, 2010, the Company had 11,876,604 stock options outstanding of which 6,085,434 were exercisable. A summary of the changes in the Company’s stock option plan for the six months ended June 30, 2010 and year ended December 31, 2009 are as follows:

	June 30, 2010		December 31, 2009
	Number of options	Weighted- average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	12,993,720	$1.90	10,380,000	$1.37
Granted	546,000	$3.23	3,244,500	$3.73
Issued in conection with the acquisition of West Timmins Mining	—		4,370,179	$0.96
Exercised	(1,218,780)	$1.06	(4,308,792)	$1.07
Forfeited	(444,336)	$1.44	(692,167)	$1.66
Outstanding, end of period / year	11,876,604	$2.07	12,993,720	$1.90
Exercisable, end of period / year	6,085,434	$1.50	7,219,214	$1.42

d) Stock-based compensation

Stock-based compensation recognized in the periods is allocated to corporate costs (options granted to corporate employees and directors), general exploration (options granted to individuals involved in exploration work of a general reconnaissance nature), and capitalized as part of resource properties and deferred exploration (options granted to individuals involved on the specific projects included in resource properties and deferred exploration). The Company capitalized $268 and $504 of stock-based compensation, respectively, during the three and six months ended June 30, 2010 (same periods in 2009 - $75 and $260, respectively).

The allocation of the stock-based compensation expense in the consolidated statement of loss and deficit for the three and six months ended June 30, 2010 and 2009 was as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Corporate costs	$668	$279	$1,317	$604
General exploration	52	5	59	(4)
Total stock-based compensation	$720	$284	$1,376	$600

The stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value for the six months ended June 30, 2010 of $1.56 (same period in 2009 — $1.49) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (same period in 2009 — 69%); risk free interest rate of 2.3% to 2.5% (same period in 2009 — 1.63% to 2.1%); and expected life of 3.5 years (same period in 2009 - 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual stock options and the Company is not required to make payments for such transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

e) Contributed surplus

	Six months ended June 30, 2010	Year ended December 31, 2009
Balance, beginning of year	$25,940	$7,982
Stock-based compensation	1,880	2,504
Options and warrants issued on the W	—	24,719
Stock options exercised	(2,180)	(7,792)
Warrants granted note 7	428	—
Warrants exercised	(1,643)	(1,473)
Balance, end of period / year	$24,425	$25,940

f) Warrants

As at June 30, 2010, the following warrants were outstanding and exercisable:

	June 30, 2010
Date issued	Number of warrants	Exercise price	Expiry date

November 6, 2009	1,466,442	$0.89	July 30, 2010
November 6, 2009	38,544	$0.89	August 5, 2010
November 6, 2009	1,823,737	$1.30	December 4, 2010
March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	3,841,723

The warrants issued in 2010, as part of the Explorers agreement (note 7) were valued at $428, using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.83 for warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 1.2% and expected life of 18 months. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

g) Basic and diluted loss per share

The impact of the outstanding options and warrants has not been included in the calculation of loss per share as the impact would be anti-dilutive. As such, the weighted average number of shares outstanding is the same for both basic and diluted loss per share for all periods presented.

h) Accumulated other comprehensive income

Accumulated other comprehensive income at June 30, 2010 and December 31, 2009 is as follows:

	Six months ended June 30, 2010	Year ended December 31, 2009
Balance, beginning of year	$26	$0
Other comprehensive loss (income), net of tax	(17)	26
Balance, end of period/year	9	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

12. RELATED PARTY TRANSACTIONS

There were no related party transactions for the first six months of 2010. The following are related party transactions for the three and six months ended June 30, 2009:

During the three and six months ended June 30, 2009, the Company charged $34 and $84, respectively, to Northern Superior. The charges in 2009 were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009, from which date, Northern Superior ceased to be a related party of the Company, until the Company’s acquisition of a 19.89% interest on May 27, 2010 (note 5).

Related party transactions were measured at the exchange amount which is the consideration agreed to between the parties.

13. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ending June 30,		Six months ending June 30,
Non-cash investing and financing activities	2010	2009	2010	2009
Resource properties
Increase (reduction) in working capital related to resource properties	$1,081	$(738)	$(4,215)	$(9,476)
Depreciation of property, plant and equipment capitalized	1,304	546	2,307	1,006
Stock options capitalized (gross of future income taxes)	359	103	673	356
Sale / write-off of resource properties and deferred exploration	(4,687)	—	(4,687)	(170)
Shares issued as part of resource property agreements (including treasury shares)	449	—	4,080	—
Interest capitalized (capital leases)	150	84	267	120

Share Capital
Transfer of amounts from contributed surplus	2,377	505	3,822	505
Future tax recovery on share issue costs	—	—	116	994
Shares issued for resource properties (including treasury shares), and consulting services	450	—	3,740	—
25.2 million flow through shares expenditures renounced recorded as adjustment to share issue costs	—	—	(5,308)	—

Interest received	55	92	107	413
Income taxes paid	—	—	—	—

Cash and cash equivalents at June 30 consist of:
Cash	$13,929	$43,823	$13,929	$43,823
Short term investments	56,000	50,000	56,000	50,000
	$69,929	$93,823	$69,929	$93,823

14. SEGMENTED INFORMATION

Geographic information as at June 30, 2010 and December 31, 2009 is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

As at	June 30, 2010	December 31, 2009

Resource properties and deferred exploration
Canada	$785,420	$732,171
Mexico	117,996	117,022
	$903,416	$849,193
Property, plant and equipment
Canada	$41,458	$28,701
Mexico	11	22
	$41,469	$28,723

15. SUBSEQUENT EVENT

On July 28, 2010, the Company signed a term sheet with UniCredit for a three-year, corporate revolving credit facility of up to US$50 million (“Facility”). Funds drawn on the Facility upon closing will be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including fees, is expected to average approximately 5.0% to 6.0% annually based on current interest rates. The Facility will also include a 1.5% per annum commitment fee on undrawn amounts. There is no hedging requirement related to the Facility included in the term sheet. The Facility is subject to a legal and technical due diligence review and final credit approval.